FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2005

Commission File number: 333-09678

PDVSA Finance Ltd.
(Exact Name of Registrant as Specified in its Charter)

Caledonian Bank & Trust Ltd.

Caledonian House

P.O. Box 1043

George Town, Grand Cayman

Cayman Islands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

TABLE OF CONTENTS

Item

1.             Reporting Requirements Pursuant to the Senior Indenture

Item 1.

Pursuant to the terms of PDVSA Finance Ltd.’s (the “Company”) Senior Indenture, as supplemented, the Company has provided to the Trustee on June 30, 2005 its annual audited financial statements for the fiscal year ended December 31, 2004, prepared in accordance with International Financial Reporting Standards (IFRS) (formerly International Accounting Standards or IAS) adopted by the International Accounting Standards Board.

As part of the continuing review of the Company’s financial statements by management and the Company’s Independent Registered Public Accounting Firm, it has been identified that approximately US$71,563,000 was paid by PDVSA Petróleo in respect of expenses and premiums in connection with the Company’s cash tender offer that should have been recorded in the Company’s financial statements for the fiscal year ended December 31, 2004 as an expense of the Company with a corresponding contribution from PDVSA to the Company.  Accordingly, the Company has been advised that the audit opinion with respect to the Company’s financial statements for the fiscal year ended December 31, 2004 will be retracted and that such financial statements should be restated to reflect such expense and corresponding contribution.

It is unclear whether such restatement of the Company’s financial statements for the year ended December 31, 2004, previously provided to the Trustee on a timely basis, would constitute an Event of Default under the terms of the Senior Indenture, as supplemented, which occurred subsequent to December 31, 2003.  Nonetheless, any Event of Default that may result from such restatement would be cured upon the delivery of the restated financial statements to the Trustee.  The Company is currently in the process of completing the restatement of its financial statements for the fiscal quarter ended September 30, 2004 and for the fiscal year ended December 31, 2004.  The Company intends to deliver such restated financial statements to the Trustee promptly after its completion and, in any event, within 60 days.

In addition to the annual financial statements of the Company, the Senior Indenture as supplemented, requires the Company to deliver unaudited quarterly financial statements of the Company to the Trustee within 90 days of the first three quarters of each year.  As of the date of this report the Company is in the process of finalizing the unaudited financial statements for the quarter ended June 30, 2005 and accordingly has not delivered such to the Trustee within the 90 day requirement.  The Company intends to deliver the unaudited financial statements for the quarter ended June 30, 2005 to the Trustee promptly after its completion with any Event of Default arising from such late submission being cured upon such presentation to the Trustee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PDVSA FINANCE LTD.

Date: October 11, 2005	By:	/s/ Eudomario Carruyo
Eudomario Carruyo
Principal Director and President